Mail Stop 3-09

							May 11, 2005

Nicole Milkovich
President and CEO
Milk Bottle Cards Inc.
127 East 18th Ave.
Vancouver, British Columbia, Canada, V5V 1E4

Re:	Milk Bottle Cards Inc.
	Registration Statement on Form SB-2
	File Number 333-124304

Dear Ms. Milkovich:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Registration Statement Cover Page

1. Footnote (4) to the registration fee table indicates the price of
$0.025 per share is an estimate pursuant to Rule 457(c).  Rule
457(c)
applies to offerings of securities at fluctuating prices over time.
From the disclosure in your prospectus, it appears you are planning to offer the securities at a fixed price of $0.025, not at fluctuating prices. Furthermore, since the offering does not meet the requirements of a shelf or "at-the-market" offering, it needs to be at a fixed price. Therefore, please delete the language in footnote (4) that indicates otherwise.


Prospectus Cover Page

2. You disclose that "[t]here is no minimum number of shares required to be purchased," yet you also state that "[i]n the event we do not raise the proceeds before the expiration date of the offering, all funds raised will be returned promptly to subscribers." The latter phrase suggests there is a minimum in that the offering is an "all-or-nothing" offering. Please reconcile these two statements. Is the first statement saying there is no per-person minimum number of shares? If so, please clarify.

Risk Factors, page 6

3. We note from page 11 that the offering price was determined arbitrarily and bears no relationship to your assets, book value, earnings, or any other established criteria. Please disclose this information in a risk factor. The risk factor should also disclose, if true, that the offering price was based on the amount of proceeds that you needed to start your operations, considering the amount of the company you wanted to sell to the public.

4. Please add a risk factor disclosing the size of the board, the lack of independent directors, the lack of independent board committees, the lack of an audit committee financial expert, and these issues` implications to shareholders.

Since we are a development stage company, have generated . . . , page
6

5. Please disclose the amount of your accumulated deficit.

We are totally dependent on the proceeds from this offering . . .
,
page 7

6. Please disclose the amount of offering proceeds, the $6000 expenses of the offering, and the amount of cash on hand, and compare these amounts to your estimated total operating and other costs through the design and manufacturing of your first collection of cards.

7. We note you plan to use the proceeds of this offering to develop your initial collection of cards. Please disclose the number of cards you expect to be able to produce for this initial collection, considering the funds that will be available for this purpose.

We cannot predict when or if we will produce revenues . . . , page
7

8. This risk factor appears to describe the same risks as the first two risk factors. Please combine this risk factor into the first two, and remove any duplicative text. Alternatively, if you intend for this risk factor to describe a different risk from the first two, revise it to more clearly identify the distinct risk.


Since our success depends upon the efforts of Nicole Milkovich . .
..
, page 7

9. We note the reference to Mr. Bolbrugge as a director. If he is a director, he should be identified as such in the "Directors, Executive Officers, Promoters and Control Persons" section on pages
13-14, and he should sign the registration statement. If he is not a director, please revise the risk factor accordingly.

10. We note your success is dependent on your ability to attract, develop, motivate, and retain additional employees. Please mention this issue in the risk factor heading. Also, discuss any difficulties you have had in attracting new employees. Finally, if you are aware of any characteristics of your company that may not be attractive to potential recruits, please discuss them.

Our officers and director have conflicts of interest . . . , page
8

11. We note Ms. Milkovich and Mr. Bolbrugge devote time to other activities. Please disclose generally what these other activities are and whether they compete with the proposed business activities of the company.

Because we do not currently have any patent or trademark protection .
.. . , page 8

12. In the Business section of your document, please disclose the characteristics of your greeting card line that you believe will make it unique.

13. Please identify and discuss the "efforts to protect [your] proprietary rights, such as [your] designs and brand name" that you are making.

14. To the extent you are aware that you have any proprietary rights that are being infringed upon or that you have been notified of a third party`s belief that you are infringing on their proprietary rights, please revise to disclose the situation and potential consequences.

Due to the lack of a trading market for our securities . . . , page 9

15. Please disclose when you intend to apply for quotation on the OTC
BB.

You will incur immediate and substantial dilution of the price you pay for your shares, page 10

16. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and
___% of the voting rights.

Use of Proceeds, page 10

17. Please identify the equipment you plan to purchase with the offering proceeds.

18. Please identify with more specificity what you mean by "working capital." If you do not yet have a plan for these funds, so state.

Future Sales by Existing Stockholders, page 16

19. We note that pursuant to Rule 144, Ms. Milkovich may sell her 2,000,000 shares one year after their acquisition. As such sales, if they occur, may cause the stock price to drop, please consider adding
a risk factor regarding this matter.  The risk factor should disclose
the number of shares that may be sold, the date at which the Rule
144
restrictions expire, and any other information necessary to describe the risk.

Description of Our Business

Our Proposed Business, page 19

20. Please disclose when you plan to launch your website.

Market Analysis, page 20

21. Please disclose the size of your target market, and identify the source of this figure. If it is your own estimate, explain how you calculated the estimate.

22. Please state approximately how many "gift stores, card stores and flower stores" you plan to place your cards in initially. Also, state approximately how many of these stores have already agreed to sell your cards.

23. We note you "believe that there is a growing number of people who
enjoy homemade greeting cards . . . ."  Please explain the basis for
this belief. For example, have you done surveys or other market research?

Sales and Distribution Methods, page 21

24. We note you "have engaged the services of a website developer to design and host our website," and on page 25 you identify this individual as Gary Baerg. However, on page 24, you state you "intend to hire third party independent contractors for development of [your] website" when you have the funds to do so. Please reconcile these statements.

Management`s Discussion and Analysis or Plan of Operation, page 24

25. The "Proposed Milestones to Implement Business Operations" discussion on pages 25-26 contains various timeframes for completion of the milestones. As some of the timeframes are now passed and others are soon approaching, please update the timeframes as necessary.

Management`s Discussion and Analysis or Plan of Operation

Plan of Operation, page 25

26. In accordance with Item 303(a)(1)(i) of Regulation S-B, please include disclosure which addresses how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months.

Certain Relationships and Related Transactions, page 26

27. Please describe the transaction(s) in which Ms. Milkovich acquired her 2,000,000 shares of common stock.

Notes to Financial Statements

28. We note that your operations are conducted in Canada. Please disclose your functional currency. In addition, please tell us how this determination was made. Refer to SFAS 52.

Note 3.  Related Parties, page 40

29. We note that you did not record an expense for the office space and equipment provided by the director of the Company. Please tell us the fair value of both the office space and equipment and how each fair value was determined.

Exhibit 3.1: Articles of Incorporation

30. We note Dwight Alan Teegardin is identified in the articles of incorporation as a director, and Sandra L. Miller is identified as an incorporator. Please supplementally explain to us these two individuals`s current status with the company. If the articles of incorporation have been amended since they were originally drafted, you should file the amendment.

Exhibit 5.1: Opinion re: Legality

31. We assume counsel believes they are qualified to give an opinion regarding a Nevada-domiciled company even though they may not be licensed to practice law in Nevada. Therefore, counsel should remove the disclosure indicating they are licensed in California. It is not relevant, and it may suggest to some individuals that they are qualifying their opinion.


Exhibit 99: Form of Subscription Agreement

32. Although it is permissible to require investors to acknowledge they have received a copy of the prospectus, it is not permissible to ask them to acknowledge that they have read it. Doing so may cause them to believe they are waiving some of their rights under the securities laws. Please delete this phrase from subparagraph a) of the subscription agreement.

33. Do you intend to send the subscription offer before the registration statement is declared effective? If so, please supplementally explain to us how you will comply with section 5 of the Securities Act. For example, is the subscription agreement intended to fit within the safe harbor of Rule 134 of the Securities
Act? If so, you will need to add a legend as prescribed by that Rule.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Dana Hartz at (202) 942-2976 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 824-5219 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Michael M. Kessler, Esq.
	Lewis, Kessler & Kelsch
	3406 American River Drive
	Sacramento, California 95864
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Nicole Milkovich
Milk Bottle Cards Inc.
May 11, 2005
Page 1